United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
LIVEDEAL INC
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
538144106
(CUSIP Number)
Joseph R. Huber
10940 Wilshire Blvd., Suite 925
Los Angeles,  California  90024
310-207-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August  21,  2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538144106

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Joseph R. Huber

  Check the Appropriate Box if a Member of a Group (See Instructions)

  SEC Use Only
  Source of Funds (See Instructions)

  PF

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  1,156,341

  Shared Voting Power

  0

  Sole Dispositive Power

  1,156,341

  Shared Dispositive Power

  0

  Aggregate Amount Beneficially Owned by Each Reporting Person

  1,156,341

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  17.74%

  Type of Reporting Person (See Instructions)

  IN

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.
This Schedule 13D relates to the acquisition of beneficial ownership of Common Stock, $0.001 par value per share (the "Common Stock") of LiveDeal, Inc. (the "Issuer"), whose principal place of business is located at 2490 East Sunset Road, Suite 100, Las Vegas, Nevada 89120.

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

  Name

  This Schedule 13D is being filed by Joseph R. Huber (the "Reporting Person").

  Residence or Business Address

  The Reporting Person's business address is 10940 Wilshire Blvd., Suite 925, Los Angeles, California 90024.

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  The principal occupation of the Reporting Person is his employment as Managing Member, Chief Executive Officer and Chief Investment Officer of Huber Capital Management, LLC. The address of Huber Capital Management, LLC's executive offices is 10940 Wilshire Blvd., Suite 925, Los Angeles, California 90024.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Citizenship

  The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition
The Reporting Person acquired the Common Stock using personal funds.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The Common Stock was acquired by the Reporting Person for investment purposes. The Reporting Person may acquire additional shares of Common Stock but only through purchases from time to time in the open market at prices prevailing in the market at the time of such purchases or through privately negotiated transactions at prices which may or may not be related to prices prevailing in the open market at the time of such purchases, or by a combination of open market and privately negotiated transactions. The Reporting Person's acquisition of additional shares of Common Stock is, in all cases, subject to the availability of shares at prices deemed by him to be reasonable and consistent with prudent investment criteria and to general economic circumstances. As prices and economic factors are not expected to be static, there can be no assurances that the Reporting Person will purchase additional shares of Common Stock or that he will be purchasing shares at any given time; nor can there be any prediction regarding the number of shares of Common Stock that he will own at any given time or from time to time. The Reporting Person reserves the right to sell or otherwise dispose of any or all the shares of Common Stock the Reporting Person owns at any time or from time to time.

Generally, the Reporting Person may seek to exercise a degree of influence over the affairs of the Issuer through board representation or otherwise. The Reporting Person intends to continue to evaluate the Issuer’s business affairs, financial position and prospects, as well as conditions in the securities markets and the economy generally. Based on that continuing evaluation, the Reporting Person will take such action as it deems appropriate, including, but not limited to, (i) engaging in communications with the management, board of directors and/or other shareholders of the Issuer concerning the operations and management of the Issuer and other matters and (ii) proposing additional transactions with the Issuer, including transactions that could result in a change of control of the Issuer.

The Reporting Person has no independent present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer? business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer? charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  The Reporting Person beneficially owns 1,156,341 shares of Common Stock, which represents 17.74% of the outstanding and issued Common Stock of the Company. Of the 1,156,341 shares of Common Stock, 4,700 shares are beneficially owned by the Reporting Person as the custodian of a custodial account for the benefit of his child. In addition, the Reporting Person’s spouse owns 5,561 shares of Common Stock, over which the Reporting Person disclaims beneficial ownership.

  The Reporting Person disclaims the existence of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  The Reporting Person has sole power to vote and dispose of 1,156,341 shares of Common Stock.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (?40.13d-191), whichever is less, by the persons named in response to paragraph (a).

  The following purchases of Common Stock were effected by the Reporting Person in the past sixty days:

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
08/21/08 08/22/08 08/25/08 08/25/08 09/19/08 09/19/08 09/19/08 09/19/08 09/19/08 09/19/08 09/19/08 09/19/08 09/19/08	71,464 116,667 652 4,000 98 20,200 500 400 1,600 11,600 1,600 22,300 571,351	$2.05 $2.25 $2.09 $2.10 $1.98 $1.99 $2.00 $2.13 $2.19 $2.28 $2.31 $2.35 $2.36
  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Please see (a) above.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder? fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.
The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ?40.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder? fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September  24,  2008
Date
/s/ Joseph R. Huber
Signature
Joseph R. Huber
Name / Title

Footnotes:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative? authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)